October 15, 2017

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your audit of the financial statements of Daplie, Inc. (the "Company") which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP)
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $5,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of October 15, 2017:

Financial Statements

1. The financial statements referred to above are fairly presented in conformity with GAAP and were prepared and approved by the Company prior to issuance. These financial statements meet all of the requirements for presentation in accordance with the rules governing Regulation A offerings.
2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. The Company has performed a risk assessment, including the assessment of the risk that the financial statements may be materially misstated as a result of fraud.

5. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated March 30, 2017, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.

9. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.

10. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.

11. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.

12. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

Information Provided

13. We have provided you with:
    - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;
    - Additional information that you have requested from us for the purpose of the audit;
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence;
    - All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.

14. All transactions have been recorded in the accounting records and are reflected in the financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the financial statements.

15. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;
    - Employees who have significant roles in internal control; or
    - Others where fraud could have a material effect on the financial statements.

16. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's financial statements communicated by employees, former employees, analysts, regulators or others.
17. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA.
18. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.
19. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted legal counsel concerning litigation or claims.
20. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware. The financial statements and footnotes include all related party transactions and required disclosures.
21. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
22. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.
23. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
24. All known actual and possible litigation and claims whose effects should be considered and accounted for and disclosed in the financial statements have been disclosed to you.
25. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.
26. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.
27. We have assessed our ability to continue as a going concern and concluded there is substantial doubt to our ability to continue as a going concern for at least a year from the issuance date of these financial statements, and have disclosed all relevant considerations to such in the financial statements.
28. The accounting and financial reporting policies disclosed are complete and the policy of the Company.
29. The Company has no federal or state tax obligations as of the balance sheet date and our tax returns will be amended to agree to the amounts used in calculating the deferred tax footnotes, including audit adjustments.
30. In preparing the financial statements in conformity with GAAP, management uses estimates. All estimates have been disclosed in the financial statements for which known information

available prior to the issuance of the financial statements indicates that both of the following criteria are met.

> ➤ It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.

> ➤ The effect of the change would be material to the financial statements.

31. We will amend our past tax returns to agree to the adjusted trial balance and tax footnotes.

32. We agree to all revisions processed by Artesian CPA to our financial statements, including adjusting journal entries, revisions to line item presentations on the face statements, wording and amounts of disclosures, disclosures added, and changes to the shares activity.

33. The financial statements include all items currently that effect, or with terms that could in the future affect, the Company's equity, including: warrants, stock options, restricted stock grants, phantom equity, deferred compensation, and convertible equity.

34. The stock values and other assumptions and estimates utilized in our Black-Scholes calculations and stock values used in determining stock compensation costs of stock issuances are appropriate and the best estimates based on information available at the time. For current stock pricing, we utilized recent cash sale prices of the Company's stock and feel the amounts are appropriate and represent the best estimate for each grant date and reporting date.

35. All policies presented in the financial statements are adopted as the Company's financial statement reporting policies.

36. We agree with the wording in notes to the financial statements regarding the valuation allowance against our deferred tax assets. We will amend our tax returns to correct errors detected by Artesian CPA, LLC and conform the tax returns to the tax footnotes presented in the financial statements.

37. The Company and/or our legal counsel (at the Company's discretion) has reviewed the financial statements, with particular attention to the equity and governance structure disclosures, and agrees with the presentation of the financials.

38. In regard to the financial statement preparation services performed by you, we have:

- Assumed all management responsibilities.
- Designated an individual (within senior management) who possesses suitable skill, knowledge, or experience to oversee the services.
- Evaluated the adequacy and results of the services performed.
- Accepted responsibility for the results of the services.

39. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.

Bryson

_____

Mr. Bryson Hill, CEO
Daplie, Inc.

Kevin Hill

_____

Mr. Kevin Hill, CFO
Daplie, Inc.

Brian Bourgerie

_____

Mr. Brian Bourgerie, COO
Daplie, Inc.

	2015	AJE	ADJ 2015	2016	AJE	Adj 2016	FS GROUPING
Cash	19,339.53	-	19,340	-	-	-	CASH
BUSINESS CHECKING (4841)	0.00	-	-	203,372	(1,998)	201,374	CASH
PayPal Bank	0.00	-	-	83,164	(48,986)	34,178	CASH
Prepaid Expenses	3,500.00	-	3,500	3,500	(3,500)	-	PREPAID EXPENSE
Intangible assets - Patents	0.00	-	-	-	-	-	INTANGIBLE ASSETS
PPE	0.00	-	-	-	-	-	PPE
Accounts payable	0.00	(2,500)	(2,500)	-	(6,053)	(6,053)	ACCOUNTS PAYABLE
Credit card payable	0.00	-	-	-	-	-	ACCOUNTS PAYABLE
Tax Liability	0.00	-	-	-	(24,761)	(24,761)	Taxes Payable
Salaries payable	0.00	-	-	-	-	-	SALARIES PAYABLE
Deferred Revenue	0.00	-	-	-	(270,379)	(270,379)	DEFERRED REVENUES
Interest Payable	-552.00	-	(552)	(552)	(2,022)	(2,574)	ACCRUED INTEREST PAYABLE
Pending Investment		-	-	-	(12,000)	(12,000)	PENDING INVESTMENT
Convertible Notes Payable - Current	-422.00	-	(422)	(422)	(9,578)	(10,000)	CONVERTIBLE NOTES PAYABLE - ST
Convertible Notes Payable	-40,000.00	-	(40,000)	(40,000)	-	(40,000)	CONVERTIBLE NOTES PAYABLE - LT
Investments	0.00	-	-	(90,000)	12,000	(78,000)	COMMON STOCK
Equity for Services				(298,400)		(298,400)	COMMON STOCK
Warrants for Services				(65,483)		(65,483)	COMMON STOCK
Opening Balance Equity	0.00	-	-	-	-	-	COMMON STOCK
Common Stock	-100.00	-	(100)	(100)	-	(100)	COMMON STOCK
Paid-In Capital or Surplus	-4,544.00	-	(4,544)	(4,544)	-	(4,544)	ADDITIONAL PAID-IN CAPITAL
Retained Earnings	0.00	-	-	22,778	2,500	25,278	RETAINED EARNINGS
40120 Sales:REV-Hardware		-	-	(322,108)	322,108	-	NET REVENUES
40140 Sales:REV-Domain		-	-	(1)	-	(1)	NET REVENUES
50200 COS-Freight (Shipping)	45.00	-	45	116	-	116	GENERAL AND ADMINISTRATIVE
Branding	85.92	-	86	-	-	-	SALES AND MARKETING
Contractor	5,709.20	-	5,709	-	-	-	GENERAL AND ADMINISTRATIVE
Legal	1,737.00	-	1,737	-	-	-	GENERAL AND ADMINISTRATIVE
Marketing	4,220.95	-	4,221	-	-	-	SALES AND MARKETING
81442 G&A-Meals & Entertainment	2,554.41	-	2,554	3,016	-	3,016	GENERAL AND ADMINISTRATIVE
Office Supplies	828.98	-	829	-	-	-	GENERAL AND ADMINISTRATIVE
R&D	443.43	-	443	-	-	-	RESEARCH AND DEVELOPMENT
Shipping PY	86.84	-	87	-	-	-	GENERAL AND ADMINISTRATIVE
81444 G&A-Travel	1,410.80	-	1,411	17,271	-	17,271	GENERAL AND ADMINISTRATIVE
81164 G&A-Facilities Expense:Utilities	459.94	-	460	325	-	325	GENERAL AND ADMINISTRATIVE
Contributed IP from founder	4,644.00	-	4,644	-	-	-	GENERAL AND ADMINISTRATIVE
Interest Expense	552.00	-	552	-	2,022	2,022	INTEREST EXPENSE
71040 S&M-Advertising	0.00	-	-	32,320	-	32,320	SALES AND MARKETING
81262 G&A-Miscellaneous:G&A-Bank Charges & Fees	0.00	-	-	267	-	267	GENERAL AND ADMINISTRATIVE
81060 G&A-Auto	0.00	-	-	1,215	-	1,215	GENERAL AND ADMINISTRATIVE
51140 COS-Consulting / Outside Serv	0.00	2,500	2,500	17,180	3,553	20,733	RESEARCH AND DEVELOPMENT
81140 G&A-Consulting / Outside Serv	0.00	-	-	1,933	-	1,933	GENERAL AND ADMINISTRATIVE
81180 G&A-Insurance	0.00	-	-	500	-	500	GENERAL AND ADMINISTRATIVE
51240 COS-Materials & Supplies	0.00	-	-	2,196	-	2,196	GENERAL AND ADMINISTRATIVE
81200 G&A-Legal	0.00	-	-	19,911	9,578	29,489	GENERAL AND ADMINISTRATIVE
81122 G&A-Computer & Other Equip:G&A-Office Supplies & Software	0.00	-	-	2,714	3,500	6,214	GENERAL AND ADMINISTRATIVE
81264 G&A-Miscellaneous:Other Business Expenses	0.00	-	-	402	-	402	GENERAL AND ADMINISTRATIVE
50242 Processing-Costs:COS-PayPal Fees	0.00	-	-	2,743	(2,743)	0	SALES AND MARKETING

Reimbursable Expenses	0.00	-	-	467	-	467	GENERAL AND ADMINISTRATIVE
81162 G&A-Facilities Expense:G&A-Rent & Lease	0.00	-	-	848	-	848	GENERAL AND ADMINISTRATIVE
81010 G&A-Salaries & Wages	0.00	-	-	23,255	-	23,255	GENERAL AND ADMINISTRATIVE
51000 COS-Salaries & Wages	0.00	-	-	1,600	-	1,600	RESEARCH AND DEVELOPMENT
81380 G&A-Taxes & Licenses	0.00	-	-	125	-	125	GENERAL AND ADMINISTRATIVE
61260 DEV-Miscellaneous	0.00	-	-	14,931	-	14,931	RESEARCH AND DEVELOPMENT
MISC G&A	0.00	-	-	-	1,998	1,998	GENERAL AND ADMINISTRATIVE
81360 G&A-Seminars, Conf. & Train.	0.00	-	-	1,579	-	1,579	GENERAL AND ADMINISTRATIVE
Equity Compensation Expense - G&A	0.00	-	-	-	132,866	132,866	GENERAL AND ADMINISTRATIVE
Equity Compensation Expense - S&M	0.00	-	-	-	190,547	190,547	SALES AND MARKETING
Equity Compensation Expense - R&D	0.00	-	-	-	40,470	40,470	RESEARCH AND DEVELOPMENT
Provision for Income Tax	0.00	-	-	-	24,761	24,761	PROVISION FOR INCOME TAX

AJE	Year	Account	Debit	Credit
A		*To recognize reconciling bank transactions not recognized in QB*		
	FY16	BUSINESS CHECKING (4841)		1,998
	FY16	MISC G&A	1,998	
B		*To reverse incorrect entry to sales that should have been credited instead to Paypal account for transfer between bank accounts.*		
	FY16	PayPal Bank		48,986
	FY16	40120 Sales:REV-Hardware	48,986	
C		*To reclassify the investment of Srivastava recorded in Dec 2016 into investment liability*		
	FY16	Investments	12,000	
	FY16	Pending Investment		12,000
D		*To record the convertible note payable issued to CLI LLP in exchange for services rendered.*		
	FY16	81200 G&A-Legal	5,000	
	FY16	Convertible Notes Payable - Current		5,000
E		*To accrue invoices tested in SUL*		
	FY15	**51140 COS-Consulting / Outside Serv**	2,500	
	FY15	Accounts payable		2,500
	FY16	Retained Earnings	2,500	
	FY16	51140 COS-Consulting / Outside Serv	1,200	2,500
	FY16	51140 COS-Consulting / Outside Serv	4,853	
	FY16	Accounts payable		6,053
F		*To reclassify all revenues to deferred revenues*		
	FY16	Deferred Revenue		273,122
	FY16	40120 Sales:REV-Hardware	269,793	
	FY16	40120 Sales:REV-Hardware	3,329	
G		*To reclassify all revenues to deferred revenues*		
	FY16	50242 Processing-Costs:COS-PayPal Fees		2,743
	FY16	Deferred Revenue	2,743	
H		*To record Patent Law convertible note earned and record interest on all outstanding convertible notes.*		
	FY16	Interest Payable		2,022
	FY16	Interest Expense	2,022	
	FY16	Convertible Notes Payable - Current		4,578

	FY16	81200 G&A-Legal	4,578	

I *To reverse refund from expenses to against the prepaid expense balance it was associated with.*

	FY16	Prepaid Expenses		3,500
	FY16	81122 G&A-Computer & Other Equip:G&A-Office Supplies & Software	3,500	

J *To record compensation costs for equity issuances*

	FY16	Equity for Services		298,400
	FY16	Equity Compensation Expense - G&A	119,767	
	FY16	Equity Compensation Expense - S&M	158,572	
	FY16	Equity Compensation Expense - R&D	20,061	

K *To record compensation costs for warrant issuances and recognize warrant issuance*

	FY16	Warrants for Services		24
	FY16	Equity Compensation Expense - G&A	24	
	FY16	Warrants for Services		65,459
	FY16	Equity Compensation Expense - G&A	13,076	
	FY16	Equity Compensation Expense - S&M	31,975	
	FY16	Equity Compensation Expense - R&D	20,409	

L *To recognize 2016 tax obligations*

	FY16	Tax Liability		24,761
	FY16	Provision for Income Tax	24,761	
			753,646	753,648

Daplie, Inc.
Utah Corporation

Financial Statements and Independent Auditor's Report

December 31, 2016 and 2015

DAPLIE, INC.

TABLE OF CONTENTS



To the Board of Directors of
Daplie, Inc.
Provo, Utah

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Daplie, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2016 and for the period from August 12, 2015 (inception) to December 31, 2015, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daplie, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and for the period from August 12, 2015 (inception) to December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet generated revenues or profits since inception, does not yet have its product developed to a point ready for sale, has sustained net losses of $551,465 and $25,278 for the periods ended December 31, 2016 and 2015, respectively, has current liabilities in excess of current assets by $90,216 as of December 31, 2016, and has stockholders' deficit of $130,216 as of December 31, 2016. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
October 15, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

DAPLIE, INC.
BALANCE SHEETS
As of December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and cash equivalents	$	235,552	$	19,340
Prepaid expenses		-		3,500
Total Current Assets		235,552		22,840
TOTAL ASSETS	$	235,552	$	22,840
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	6,054	$	2,500
Taxes payable		24,761		-
Customer deposits (pre-sales)		270,379		-
Accrued interest payable		2,574		552
Pending investment		12,000		-
Convertible notes, current		10,000		422
Total Current Liabilities		325,768		3,474
Long-Term Liabilities:				
Convertible notes, long-term		40,000		40,000
Total Liabilities		365,768		43,474
Stockholders' Equity (Deficit):				
Preferred stock, no par, 2,000,000 shares authorized, -0- shares issued and outstanding at December 31, 2016 and 2015.		-		-
Common Stock, $0.001 par, 8,000,000 shares authorized, 964,305 and 800,000 shares issued and outstanding, 398,415 and 93,333 shares vested as of December 31, 2016 and 2015, all respectively.		965		800
Additional paid-in capital		445,562		3,844
Accumulated deficit		(576,743)		(25,278)
Total Stockholders' Equity (Deficit)		(130,216)		(20,634)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	235,552	$	22,840

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

DAPLIE, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2016 and for the period from August 12, 2015 (inception) to December 31, 2015

	2016	2015
Net revenues:	$ -	$ -
Costs of net revenues	-	-
Gross profit (loss)	-	-
Operating Expenses:		
General & administrative	224,082	17,476
Sales & marketing	222,867	4,307
Research & development	77,733	2,943
Total Operating Expenses	524,682	24,726
Loss from operations	(524,682)	(24,726)
Other Income (Expense):		
Interest expense	(2,022)	(552)
Total Other Income (Expense)	(2,022)	(552)
Provision for Income Taxes	(24,761)	-
Net Loss	$ (551,465)	$ (25,278)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

DAPLIE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the year ended December 31, 2016 and for the period from August 12, 2015 (inception) to December 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at August 12, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of founders shares	800,000	800	3,844	-	4,644
Net loss	-	-	-	(25,278)	(25,278)
Balance at December 31, 2015	800,000	$ 800	$ 3,844	$ (25,278)	$ (20,634)
Warrants issued for services	-	$ -	$ 65,459	$ -	$ 65,459
Common stock issued for services	125,861	126	298,274	-	298,400
Common stock issued for cash	32,521	33	77,967	-	78,000
Exercises of warrants to common stock	5,923	6	18	-	24
Net loss	-	-	-	(551,465)	(551,465)
Balance at December 31, 2016	964,305	$ 965	$ 445,562	$ (576,743)	$ (130,216)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

DAPLIE INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2016 and for the period from August 12, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (551,465)	$ (25,278)
Adjustments to reconcile net loss to net cash used in operating activities:		
Warrants issued for services	65,459	-
Common stock issued for services	298,400	-
Notes payable issued for services	9,578	422
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	3,500	(3,500)
Increase/(Decrease) in accounts payable	3,554	2,500
Increase/(Decrease) in taxes payable	24,761	-
Increase/(Decrease) in deferred revenue	270,379	-
Increase/(Decrease) in accrued interest payable	2,022	552
Net Cash Used In Operating Activities	126,188	(25,304)
Cash Flows From Financing Activities		
Proceeds from exercise of warrants	24	-
Issuance of convertible notes payable	-	40,000
Proceeds from issuance of common stock	78,000	4,644
Receipt of pending investment	12,000	-
Net Cash Provided By Financing Activities	90,024	44,644
Net Change In Cash	216,212	19,340
Cash at Beginning of Period	19,340	-
Cash at End of Period	$ 235,552	$ 19,340
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Warrants issued for services	$ 65,459	$ -
Common stock issued for services	$ 298,400	$ -
Notes payable issued for services	$ 9,578	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from
August 12, 2015 (inception) to December 31, 2015

NOTE 1: NATURE OF OPERATIONS

Daplie, Inc. (the "Company"), is a corporation organized August 12, 2015 under the laws of Utah. The Company was formed to develop personal home servers.

As of December 31, 2016, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, does not yet have its product developed to a point ready for sale, has sustained net losses of $551,465 and $25,278 for the periods ended December 31, 2016 and 2015, respectively, has current liabilities in excess of current assets by $90,216 as of December 31, 2016, and has stockholders' deficit of $130,216 as of December 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Management plans to raise additional capital and realize revenues to alleviate these risks, but no assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from August 12, 2015 (inception) to December 31, 2015

___

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2016 or 2015.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property and equipment has been recorded as of December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from
August 12, 2015 (inception) to December 31, 2015

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2016 or 2015.

The Company has conduct pre-sale crowdfunding campaigns on its planned product, which resulted in $270,379 of customer deposits on future production of its product as of December 31, 2016. Revenues will be recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development ("R&D") costs are charged to expense as incurred. R&D expenses consist primarily of salaries, project materials, contract labor and other costs associated with ongoing product development and enhancement efforts. R&D expenses were $274,361 and $738,799 for the years ended December 31, 2016 and 2015, respectively and are included in development costs in the Statements of Operations.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

As of December 31, 2015, the Company had a net operating loss of approximately $21,000. The Company incurs Federal and Utah income taxes at rates of approximately 34% and 5%, respectively, and has used an effective blended rate of 37.3% to derive a net deferred tax asset of $7,700 as of December 31, 2015. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2015.

For the year ended December 31, 2016, the Company had taxable income of approximately $123,000, which was reduced by its 2015 net operating loss carryforward to determine taxable income of $102,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and Utah state tax rates was $24,761. The Company accrued this expense to its liabilities on the December 31, 2016 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2016. This expense and liability does not include penalties and interest for late payment of these obligations, which the Company concluded would be immaterial to these financial statements.

The 2016 tax obligation was due to a difference is the timing of revenue recognition on its pre-sales of $270,379 for the year ended December 31, 2016, which remained outstanding as unrecognized revenues in the customer deposits line of its balance sheet as of December 31, 2016, under GAAP and tax accounting. Therefore, the Company has a deferred tax asset of approximately $101,000 from this GAAP-to-tax timing difference. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2016.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. The

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from
August 12, 2015 (inception) to December 31, 2015

Company files U.S. federal and Utah state income tax returns. The Company is amending its previously filed 2016 tax return to correct errors and pay tax obligations due, as the 2016 tax returns were filed incorrectly deferring recognition of the taxable revenues from its pre-sales where such payments should have been included in taxable income. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company amended and restated its articles of incorporation on September 1, 2015, authorizing 10,000,000 shares of $0.001 par value common stock. On May 12, 2016, the Company amended and restated its Articles of Incorporation to provide a 1 for 8 stock split on all outstanding shares of common stock, change the authorized stock from 10,000,000 shares of common stock to 8,000,000 shares of $0.001 par value common stock and 2,000,000 shares of no par value preferred stock, designate the 8,000,000 shares of common stock as 6,000,000 shares of Class A Shares and 2,000,000 shares of Class B Shares, and establish various rights and privileges among the shares classes. Class A common stockholders have voting rights and preferred stockholders vote on an as-converted basis with Class A common stockholders, while Class B common stockholders do not have voting rights. Preferred stock is convertible into Class A common stock.

Regarding the 8 to 1 stock split on all outstanding stock, all share, options, warrants, and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental par value of the newly issued shares was recorded with the offset to additional paid-in capital.

In 2015, a total of 800,000 shares of common stock were issued to the two founders for total contributions of $4,644.

In 2016, the Company issued 32,521 shares of common stock for prices per share between $1.64 and $5.00 per share, providing total proceeds of $78,000. Additionally, 125,861 shares of common stock were issued to service providers and consultants to the Company for services valued at $298,400 based on the Company's estimate of the fair value of the common stock issued under these arrangements. Two warrant holders exercised warrants during 2016 converting warrants to purchase 5,928 shares of common stock into 5,923 shares of common stock.

Stock issuances were conducted under terms of restricted stock purchase agreements subject to vesting provisions. Unvested shares under these arrangements can be repurchased by the Company upon termination of service for any reason at the lesser of $0.10 per share or the fair value of the Company's common stock at the repurchase date (as determined by the Board of Directors). All shares issued under these arrangements become fully vested immediately prior to a change in control event, as defined in the agreements.

As of December 31, 2016 and 2015, 964,305 and 800,000 shares of common stock were issued and outstanding and 398,415 and 93,333 shares of common stock were vested and no longer subject to the repurchase options, all respectively.

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from
August 12, 2015 (inception) to December 31, 2015

Stock Plan

In September 2015, the Company approved its 2015 Stock Plan (the "Plan") to provide employees, officers, non-employee directors, contractors, and consultants to the Company with stock based awards. The Company reserved 100,000 shares of common stock for issuance under the Plan. No stock options have been granted as of December 31, 2016 or 2015.

Warrants

In September 2015, the Company issued 6,320 warrants to purchase shares of common stock in exchanges for services. The warrants expire after four years in September 2019. The exercise price for the common stock warrants is $0.01 per share, or at the price per share in the next qualifying equity financing over $1,000,000, or the price per share in a change of control event (all as defined in the agreements). The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company, and has been adjusted for the Company's 2016 stock split discussed in Note 4. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore the Company did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants.

In May 2016, the Company issued 19,424 warrants to purchase shares of common stock in exchanges for services. The warrants expire after three years in May 2019. The exercise price for the common stock warrants is $0.01 per share, or at the price per share in the next qualifying equity financing over $1,000,000, or the price per share in a change of control event (all as defined in the agreements). The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation and recorded an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants in the total amount of $65,459 for the year ended December 31, 2016. The inputs used to value these warrants for the year ended December 31, 2016 are as follows:

	2016
Risk Free Interest Rate	66.00%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	1.50
Fair Value per Stock Option	$ 3.37

NOTE 5: CONVERTIBLE NOTES PAYABLE

During September 2015, the Company issued six convertible notes for total principal of $40,000, all of which with related parties. These notes bear interest at 5% per annum and mature in 48 months (September 2019). Accrued interest for the first 12 months is to be capitalized to principal, then monthly payments are required thereafter at an amount determined by an eight-year amortization of the principal plus capitalized accrued interest. The remaining balance plus accrued and unpaid interest is due at the end of the 48 month term in September 2019. The Company may not prepay these notes without the consent of the holder. Accrued interest on these notes was $2,574 and $552 as of December 31, 2016 and 2015, respectively, and is classified as long-term based on the aforementioned repayment terms. Four notes are only partially convertible, and therefore the total convertible principal on these notes is $21,950 as of both December 31, 2016 and 2015. The notes are convertible upon a qualified equity financing (as defined in the note agreements) of $500,000 or greater at the lower of the price per share in the triggering equity financing, or at the price per share derived from a $3,000,000 valuation on the fully diluted capitalization of the Company at the conversion date. The notes are also convertible at the holder's option at any time prior to maturity at the price per share derived from a $600,000 valuation on the fully diluted capitalization of the Company at the conversion date for $21,000 of the convertible notes payable and $275,250 valuation on the fully diluted capitalization of the Company at the conversion date for $950 of the convertible notes payable. These notes all converted to common stock in 2017, as discussed in Note 9.

In November 2015, the Company issued a convertible note payable to a law firm to be drawn upon in exchange for legal services in the maximum principal amount of $5,000. $5,000 and $422 of services had been incurred as of December 31, 2016 and 2015, respectively. Another attorney of the Company was issued a $5,000 convertible note payable during 2016. These note bears interest at 4% and are payable on demand. This note is convertible into the Company's stock upon: A) Optional conversion upon a qualifying financing event (as defined in the agreement) at a price per share equal to the lowest price paid by investors in the triggering financing event; B) Optional conversion upon a change in control at a price per share at 80% the share price paid in the change in control event; C) Automatic conversion upon an initial public offering at a price per share of 80% of the lowest per share selling price at which shares of such stock are issued to the public in the initial public offering. Both of these notes converted into the Company's common stock in 2017, as discussed in Note 9.

The Company determined that the convertible notes contained conversion features that were potentially beneficial under FASB ASC 470-20, and analyzed each note accordingly. The contingent conversion features were not considered for recording a discount at issuance due to none of the triggering contingent events occurring prior to December 31, 2016 or 2015, and therefore in accordance with FASB ASC 470-20 a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. The remaining conversion features were determined to not qualify as beneficial based on the Company's analysis of its valuation being less than the stock prices implied by the terms of these conversion features. Therefore, the Company concluded that no discounts were necessary on its convertible note issuances as the conversion features did not qualify as beneficial.

NOTE 6: RELATED PARTIES

During 2015, $4,000 was advanced to the Company by a related party, and subsequently repaid in 2015. The Company's founders and other related parties to the Company were issued stock in

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from
August 12, 2015 (inception) to December 31, 2015

exchange for services, assets, and expenses incurred prior to inception, as described in Note 4. Convertible notes payable were issued to various related parties, as described in Note 5.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which requires that (i) all equity investments, other than equity-method investments, in unconsolidated entities generally be measured at fair value through earnings and (ii) when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. Additionally, the ASU 2016-01 changes the disclosure requirements for financial instruments. The new standard will be effective for the Company starting in the first quarter of fiscal 2019. Early adoption is permitted for certain provisions. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements as well as whether to adopt certain provisions early.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory." Under this ASU, inventory will be measured at the "lower of cost and net realizable value" and options that currently exist for "market value" will be eliminated. The ASU defines net realizable value as the "estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation." No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016. Management is evaluating the provisions of this statement and has not determined what impact the adoption of ASU 2015-11 will have on the Company's financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17: Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance to simplify the financial statement presentation of deferred income taxes. The new guidance requires an entity to present deferred tax assets and liabilities as non-current in a classified balance sheet. Prior to the issuance of this guidance, deferred tax liabilities and assets were required to be separately classified into a current amount and a non-current amount in the balance sheet. The new guidance represents

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from
August 12, 2015 (inception) to December 31, 2015

a change in accounting principle and is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: NON-CASH EXPENSES

The Company's expenses for the year ended December 31, 2016 were significantly increased by non-cash transactions as the result of $65,459 of expenses recognized on the issuance of warrants as compensation (see Note 4), $298,400 of expense recognized on the issuance of common stock as compensation (see Note 4), and $9,578 of convertible notes issued as compensation for legal services. In total, $373,437 of the Company's $524,682 of operating expenses on the statement of operations for the year ended December 31, 2016 were the result of non-cash compensation. Non-cash transactions are valued using management's estimates and assumptions to determine the fair value of the instruments issued in exchange for the services received, which are inherently subjective and could differ from actual results.

NOTE 9: SUBSEQUENT EVENTS

Warrants

During 2017, the Company issued 93,712 warrants to purchase shares of common stock for services provided to the Company, all with exercise prices of $0.01 per share. Various 2017 issued warrants and warrants issued in prior years have been exercised to date in 2017.

Conversion of Convertible Notes Payable

During 2017, the Company issued 14,528 shares of common stock in conversion of notes payable with aggregate principal and accrued interest balances of $47,080.

Stock Issuances

During 2017, the Company conducted an equity crowdfunding campaign offering its Class A Common Stock at $5.00 per share through Regulation Crowdfunding and Regulation D. The Company issued a total of 100,000 shares of Class A Common Stock through these offerings, providing gross proceeds of $500,000.

The Company issued an additional 4,311 shares of common stock at $5.00 per share for cash proceeds of $21,555 during 2017. An additional 55,501 shares of common stock were issued in exchange for services rendered to the Company during 2017.

Issuance of Convertible Notes Payable

In 2017, the Company issued a $10,000 of convertible note payable bearing interest at 1% per annum, due and payable on January 1, 2025.

Management's Review

The Company has evaluated subsequent events through October 15, 2017, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.